File No. 82-5089

05011689

*News Release*

ZURICH
FINANCIAL SERVICES



SUPPL

## Zurich issues initial estimates of Katrina claims payments

**Zurich Financial Services**
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

**Media and Public Relations**
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

**Investor Relations**
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, October 4, 2005 – Zurich Financial Services Group (Zurich) announced today that, based on preliminary assessments, it expects aggregate claims payments related to Hurricane Katrina of approximately USD 600 million after tax. This figure is net of reinsurance recoverables. It includes reinsurance restatement premiums and is based on an estimated loss after reinsurance and before tax of USD 725 million. The corresponding charges for Katrina will be recorded in the third quarter.

The task of estimating Katrina claims payments at this stage involves considerable judgment calls. The many reasons include the sheer scale of destruction in Alabama, Louisiana and Mississippi, complex loss adjustment issues, the enormous cleanup and restoration efforts, as well as wide-spread and potentially long-lasting business income loss. Since claims adjusters were able only recently to access the areas affected by Katrina, the current estimate is based on a combination of analytical approaches as well as calculations including exposure models and actual loss appraisals.

**Zurich Financial Services** is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 57,000 people.